Exhibit 1.01

Conflict Minerals Report

This report for the year ended December 31, 2020, is prepared to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. In addition to submitting a Form SD, the registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

1.Company and Product Overview

This report is prepared by the management of Deluxe Corporation (“Deluxe”) and includes the activities of its subsidiaries. Deluxe is a Trusted Business TechnologyTM company that helps enterprises, small businesses and financial institutions deepen customer relationships through technology-enabled solutions, including marketing services and data analytics, treasury management solutions, website development and hosting, promotional products, electronic checks and deposits (ePayments), payroll services and fraud solutions, as well as customized checks and forms. Deluxe is also a leading provider of checks and accessories sold directly to consumers. Deluxe’s fulfillment operations entail manufacturing a wide range of printed products, including personal and business checks; marketing solutions, such as business cards, print marketing materials, promotional goods and apparel; business forms; and other products, including envelopes, office supplies, ink stamps and labels, for financial institutions, small businesses and consumers. Deluxe has approximately 6,200 employees, primarily in North America, and its principal offices are located at 3680 Victoria Street North, Shoreview, Minnesota 55126.

2.Supply Chain Overview

Deluxe requires its suppliers providing materials containing 3TG minerals ("suppliers") to disclose to Deluxe information on the origin and the source of the 3TG supplied by the supplier’s sub-tier suppliers. Deluxe has a responsible sourcing of minerals requirement within its Conflict Minerals Policy (“Policy”) and Supplier Code of Conduct, and Deluxe’s suppliers are expected to provide the 3TG sourcing information in accordance with such Policy and Supplier Code of Conduct.

In accordance with the Policy, Deluxe reviews its commodities, products, manufacturing processes and the materials supplied to manufacture those products. Deluxe utilizes the guidelines under the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative, or CFSI) and the Electronic Industry Citizenship Coalition Global eSustainability Initiative (“EICC-GeSI”) templates with suppliers and surveys those suppliers with identified commodities used in Deluxe’s manufacturing processes. Deluxe conducted an assessment of its products and found that the 3TG minerals can be found in Deluxe’s products containing wire, in certain components of certain custom printed products, in some of Deluxe’s checkbook covers, and in certain components of Deluxe’s remote deposit capture equipment. Therefore, Deluxe is subject to the reporting obligations of Rule 13p-1.

3.Due Diligence Design
Deluxe undertook due diligence to determine whether 3TG used in its products directly or indirectly financed or benefited armed groups in the Covered Countries. In conducting its due diligence, Deluxe uses the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Reasonable Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework. As part of its framework, Deluxe has in place (1) a Conflict Minerals Program, (2) a Conflict Minerals Policy, (3) a communication and engagement protocol and due diligence policy for its suppliers, (4) an escalation process, and (5) a recordkeeping system.

Deluxe’s Conflict Minerals Program

Deluxe has a formal Conflict Minerals Compliance Program (the “Program”). The Program addresses six critical elements:

•Conflict Minerals Policy creation and approval;
•Process to communicate expectations to suppliers;
•Performance and monitoring of a due diligence process to identify and confirm that materials provided to Deluxe by suppliers or agents are free of conflict minerals;
•Oversight of sourcing operations, including due diligence requests, contract provisions, and monitoring;
•Training of employees and agents with sourcing responsibilities regarding our Conflict Minerals Policy and supplier due diligence process; and
•Performance of management reporting mechanisms regarding the Program.

Deluxe Conflict Minerals Policy

Deluxe is committed to avoiding the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, Deluxe has adopted the Policy as part of Deluxe’s Supply Chain Policies. Deluxe is committed to maintaining reasonable policies and procedures in execution of the Policy. Deluxe will update the Policy as required to reflect changes in risk. The Deluxe Conflict Minerals Policy should be read in connection with its Supplier Code of Conduct. Both policy statements are available publicly at
http://www.deluxe.com/about-deluxe/working-with-deluxe/supplier-information.

Supplier Communication, Due Diligence, Escalation and Records

With respect to the OECD guidelines to strengthen engagement with suppliers, Deluxe expects the following of its suppliers:

•Supply “Conflict Free” materials. Under the Policy, suppliers are expected to supply materials to Deluxe that are “conflict-free.”
•Adopt conflict minerals policies. Deluxe’s suppliers are to adopt and comply with a policy regarding conflict minerals consistent with the Policy and to require their suppliers to take the same steps.
•Respond promptly to Deluxe material content, reasonable country of origin inquiries and due diligence requests regarding conflict minerals. Each Deluxe supplier is expected to use the OECD model within its supply chain, maintain its EICC-GeSI conflict minerals reporting, and cooperate with Deluxe in managing its compliance of conflict-free minerals in its supply chain.
•Investigate “Red Flags.” Each Deluxe supplier is expected to investigate “Red Flags” in accordance with OECD guidelines and have a management program in place to monitor its supply chain for 3TG sourcing that does not directly or indirectly finance or benefit armed groups in the Covered Countries.
•Escalation. If Deluxe identifies that there is a reasonable risk that a supplier is violating Deluxe’s commitments set forth in the Policy, Deluxe will require the supplier to implement a corrective action plan within a reasonable timeline and be subject to audit as Deluxe deems necessary.
•Create and maintain records. Deluxe suppliers are expected to obtain and retain records confirming their compliance with the Policy and make them available to Deluxe or its agents upon request.

4.Due Diligence Process and Supplier Surveys

Supplier Surveys

Deluxe continued the Supplier Review Process using the RMI industry guidelines and related EICC-GeSI survey template. Suppliers providing commodities considered to possibly contain 3TG for product categories within scope were sent surveys to be completed by a subject matter expert within the supplier’s organization. Deluxe relied on these supplier survey responses to provide Deluxe with information about the source of the conflict minerals contained in commodities or materials provided to Deluxe. Deluxe’s direct suppliers are similarly reliant upon information provided by their own suppliers.

“Red Flags” Review

The supplier surveys are reviewed for completeness, accuracy, and for “Red Flags” to determine whether any 3TG were sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. Deluxe’s “Red Flags” review is done in accordance with OECD guidelines.

Deluxe does not have direct relationships with the mines, smelters or refiners of any minerals, including 3TG, and Deluxe does not perform or direct audits of these entities within its supply chain. Deluxe relies on third parties, such as RMI, to conduct audits of smelters or refiners. As a result, the due diligence steps included reviewing the supplier’s smelter list to confirm that each smelter was a smelter on the RMAP Conformant Smelters & Refiners list, and the smelter and mine country location, if such information was provided in the supplier responses. If applicable, suppliers providing a smelter list that included non-RMI approved smelters were requested to provide certification that the smelter is obtaining its mineral concentrate from a source mine that is not directly or indirectly financing or benefiting armed groups in the Covered Countries.

5.Report on Supply Chain Due Diligence and Results

As part of its supplier questionnaire process, Deluxe has adopted the RMI’s industry approach and traced the origin of the 3TG necessary for Deluxe’s products by identifying supplier smelter sources. As a result of Deluxe’s ongoing due diligence, to the extent reasonably determinable, Deluxe gathered the smelter names and mine locations used by the suppliers within our supply chain that returned surveys.

6.Risk Mitigation / Future Due Diligence Measures

Deluxe intends to pursue additional information to further mitigate the risk that its products containing 3TG are sourced from mines that directly or indirectly finance or benefit armed groups in the Covered Countries. These steps include:

• utilizing the RMI website to maintain current information for verification of status of certified smelters, mines, and the RMI guidelines;
•continuing to integrate the Conflict Minerals Supplier Assessment into Deluxe’s third-party service provider program for conducting conflict minerals assessments for new suppliers, changes in suppliers, or supplier disengagement;

•keeping Deluxe’s supplier on-boarding process and documentation in place for Deluxe’s Policy; and
•ensuring that sourcing personnel are trained on Deluxe’s Conflict Minerals Program, supplier expectations, compliance monitoring, and supplier reporting requirements.

7.Due Diligence Conclusion

Deluxe reviewed all of the supplier responses against criteria developed by its internal team to determine whether further due diligence engagement was necessary. Deluxe’s criteria included reviewing incomplete responses, as well as inconsistencies within the data reported by its suppliers, and Deluxe has worked directly with them in an effort to secure further responses. The vast majority of the suppliers that responded to Deluxe’s request set forth data only with respect to that supplier’s overall 3TG sourcing, without specifying the origin of the 3TG used in materials actually supplied to Deluxe. Of the suppliers that responded to Deluxe’s request, none were able to trace the origin 3TG to materials supplied to Deluxe. As such, Deluxe is not able to identify with reasonable certainty any smelters or refiners that were used in the development of materials delivered to Deluxe. For the reasons set forth above, Deluxe’s supply chain was unable to identify the country of origin of 3TG contained in the materials supplied to Deluxe or the facilities used to process such 3TG.

8.Conflict Minerals Status

Deluxe has concluded that it cannot determine whether all of the 3TG used in its products did not originate in the Covered Countries, are from recycled or scrap sources, or directly or indirectly finance or benefit armed groups in the Covered Countries. Deluxe came to this conclusion based on the lack of information from certain of its suppliers regarding the source of the 3TG at the mine level; therefore, an independent private sector audit is not required.

9.Independent Audit

Pursuant to SEC guidance, this Conflict Minerals Report is not audited, as none of Deluxe’s products have been found to be “DRC conflict free.”

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “future,” “plans,” and “intends,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities). These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities law.